Exhibit 3.1

CERTIFICATE OF OWNERSHIP AND MERGER

MERGING

CITY LOAN, INC.

INTO

ENIGMA SOFTWARE GROUP, INC.

Enigma Software Group, Inc., a Delaware corporation (the “Company”) does hereby certify:

1. That the Company is a business corporation of the State of Delaware.

2. That the Company owns all of the outstanding shares of the stock of City Loan, Inc., which is also a business corporation of the State of Delaware.

3. That the Company, by action at a meeting of the Board of Directors (the “Board”), duly called and held on April 21, 2008, determined to merge into itself City Loan, Inc. on the conditions set forth in the following resolutions:

WHEREAS, the Company is the legal and beneficial owner of 3,000 shares of common stock, $.001 par value per share of City Loan, Inc., which is the only issued and outstanding capital stock of City Loan, Inc.; and

WHEREAS, the Company deems it advisable and in the best interest of the Company that the Company merge into itself City Loan, Inc. in accordance with the provisions of Section 253 of the Delaware General Corporation Law, with the Company as the surviving corporation, and in connection therewith, the Company’s corporate name be changed to “City Loan, Inc.”;

NOW, THEREFORE, BE IT RESOLVED, that the Company merge into itself its wholly-owned subsidiary City Loan, Inc., and assume all of such subsidiary’s liabilities and obligations, effective upon the filing of the certificate of ownership and merger embodying these resolutions with the Secretary of State of Delaware;

RESOLVED, that pursuant to Section 253(b) of the Delaware General Corporation Law, the corporate name of the Company, as the surviving corporation, be changed to “City Loan, Inc.”, such change to become effective upon the effectiveness of the merger;

RESOLVED, that the Company’s certificate of incorporation and bylaws prior to the merger shall be the certificate of incorporation and bylaws of the surviving corporation, with the corporate name change above to be reflected in such certificate of incorporation and bylaws, and with the charters of the committees of the Board of the Company also to reflect such corpora the name change;

RESOLVED, that the stock of the Company reflecting its corporate name prior to the effectiveness of the corporate name change above shall continue to be recognized as the stock of the Company with its new corporate name;

RESOLVED, that any officer of the Company be and each is hereby authorized to make, execute and acknowledge the certificate of ownership and merger setting forth a copy of these resolutions and the date of adoption thereof, to cause such document to be filed with the Secretary of State of Delaware, and to do all acts and things whatsoever, whether in or outside the State of Delaware, including without limitation executing amendments to any agreements, plans or arrangements to which the Company is a party, which may be in any way necessary or appropriate to effect the merger and corporate name change; and

RESOLVED, that all actions heretofore taken by any officer of the Company in connection with or contemplated by the foregoing resolutions be, and they hereby are, approved, ratified and confirmed in all respects as actions on behalf of the Company.

4. That pursuant to Section 253(b) of the Delaware General Corporation Law, upon the effectiveness of the merger, the Company, as the surviving corporation in the merger, will change its corporate name to “City Loan, Inc.”

IN WITNESS WHEREOF, the Company has caused this Certificate of Ownership and Merger to be signed by an authorized officer this   22 day of April, 2008.

ENIGMA SOFTWARE GROUP, INC.

By:	/s/ William Atkinson
William Atkinson Chief Executive Officer